Exhibit (a) (26)

Question & Answers- Subsequent Period

Background
The subsequent period for accepting Blackstone's tender offer for Celanese shares expires on Monday, April 19 (6:00 p.m. New York). Shareholders have until that time to accept the offer of (euro)32.50 per share.


What happens if I don't accept the offer?
Shareholders who do not accept the tender offer will remain Celanese shareholders. Due to the large number of shares that have already been tendered, there is only a limited market for Celanese shares and the price of Celanese shares may become increasingly volatile.

Furthermore, the bidder intends to enter into a domination and profit transfer agreement once the subsequent offer period has expired and already has the voting power necessary to do so. To do so, the bidder is required to offer a cash payment to remaining shareholders. This can correspond to the (euro)32.50 price, or it can be higher or lower.

Who determines the amount of the cash premium?
The bidder and Celanese determine the amount of the cash payment based on a valuation of the company. Such a third party valuation is a complex procedure and can take several months. An extraordinary shareholder meeting will be called to approve the domination and profit transfer agreement.

Can I object to the domination and profit transfer agreement?
Naturally, as a shareholder, you have the right to vote for or against a measure at the corresponding shareholder meeting, or to appeal it if it is successfully passed. However, the Bidder has the voting power necessary to successfully pass the measure and appealing such a measure would delay any cash payment.

What is the current share price? Why should I accept the tender offer if I can sell my shares on the market for a higher price? The Celanese share price is currently [ ].You can also sell your shares on the stock market.

If you still want to sell your shares within the subsequent tender offer period, which runs until April 19, you should bear in mind that selling them on the stock exchange entails the typical transaction costs.